Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 10, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 10, 2004, entitled “VODAFONE OMNITEL N.V.”.

10 May 2005

VODAFONE OMNITEL N.V.

The Board of directors of Vodafone Omnitel N.V. (Vodafone Italy) has approved a proposal to buy back issued and outstanding shares at a value of approximately €7.9 billion (£5.4 billion).  If the proposal is approved by the shareholders of Vodafone Italy, participation in the buy back will be invited on a pro rata basis in two tranches, the first in June 2005 and the second expected to occur in October 2005. After the transaction is completed, Vodafone (Vodafone Group Plc) and Verizon (Verizon Communications, Inc) will continue to hold approximately 77% and 23% indirectly through their wholly-owned subsidiaries. It is anticipated that the buy back will be funded from currently available and forecast available cash of Vodafone Italy.

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For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 10, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary